June 10, 2014

VIA EDGAR & EMAIL DELIVERY (DUNHAMC@SEC.GOV)

Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Four Oaks Fincorp, Inc.
Registration Statement on Form S-1
Filed April 4, 2014, as amended May 23, 2014
File No. 333-195047

Dear Mr. Clampitt:

Four Oaks Fincorp, Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated June 3, 2014 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and blacklined courtesy copies of Amendment No. 2.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed May 23, 2014

Capitalization, page 21

1.
We note your response to comment 19 in our letter dated May 1, 2014 and your revised disclosure beginning on page 21. Please revise your presentation to include footnote disclosure describing, in detail, how each of the adjustments made for the asset resolution plan were determined.

The Company has revised the capitalization tables on pages 22-24 of Amendment No. 2 to include footnote disclosure describing the adjustments to the asset resolution plan.

The Securities Purchase Agreement, page 33

Background of the Securities Purchase Agreement, page 33

2.
We note your response and revision in response to comment 21 in our letter dated April 4, 2014 and reissue in part. Revise to describe the “stand-alone alternative” and the capital raise without the standby investor that you considered, and disclose why the Board ultimately decided to raise capital with the standby investor instead. Further disclose the party who proposed the Restricted Stock Plan as well as the development of negotiations over this point.

Securities and Exchange Commission
June 10, 2014

The Company has revised the disclosure on page 35 of Amendment No. 2 in the subsection “Background of the Securities Purchase Agreement” to provide the additional disclosure requested by the Staff.

Exhibit Index

3.
Revise your legal opinion to opine as to the legality of the rights being registered. Refer to Section II.B.1.f. of Staff Legal Bulletin 19 (October 14, 2011). Further delete the qualification in the second to last paragraph that the opinion is only “as of the date hereof” given that the Registration Statement “may be further amended or supplemented,” as is correctly noted in the first paragraph of the opinion.

The Company acknowledges the Staff’s comment. However, the Company respectfully advises the Staff that the Registration Statement does not, and is not required to, register the issuance of the subscription rights because no value is being given for such rights and, accordingly, no “sale” of the rights is occurring within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended. As the rights are not included on the Registration Statement, the Company does not believe the legal opinion must opine as to the legality of the rights. Accordingly, the Company has not made the requested revision regarding the legality of the rights to the legal opinion attached as an exhibit to Amendment No. 2.

However, the Company has revised the legal opinion to delete the qualification in the second to last paragraph that the opinion is only “as of the date hereof.”

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919) 963-1130.

Sincerely,

Nancy S. Wise
Executive Vice President and Chief Financial Officer

cc:    Securities and Exchange Commission
Benjamin Phippen
Amit Pande
Christopher Dunham

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Geoff W. Adams
Amy S. Wallace